EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THREE MONTHS ENDED MARCH 31,

(UNAUDITED)

(Dollars in millions)	2011	2010

Income before income taxes (1)	$3,831	$3,524

Add: Fixed charges, excluding capitalized interest	362	355

Income as adjusted before income taxes	$4,193	$3,879

Fixed charges:
Interest expense	$235	$230
Capitalized interest	3	0
Portion of rental expense representative of interest	127	125

Total fixed charges	$365	$355

Ratio of earnings to fixed charges	11.49	10.93

(1)          Income before income taxes excludes (a) amortization of capitalized interest and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

66